the real deal

WINN-DIXIE

2002 ANNUAL REPORT

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS
(from Continuing Operations)

FOR THE FISCAL YEAR JUNE 26, 2002 *(Dollars in thousands except for per share data)*	**2002**	**2001**		*PERCENTAGE CHANGE*
Sales	12,334,353	12,238,874	+	0.8
Gross Profit	3,417,846	3,296,831	+	3.7
Percent To Sales	27.7%	26.9%	+	3.0
Other Operating And Administrative Expense	3,051,840	2,971,917	+	2.7
Percent To Sales	24.7%	24.3%	+	1.6
Operating Income	366,006	177,669	+	106.0
Percent To Sales	3.0%	1.5%	+	100.0
Net Earnings	189,523	76,788	+	146.8
Percent To Sales	1.5%	0.6%	+	150.0
Return On Average Equity	23.9%	9.4%	+	154.3
Diluted Earnings Per Share	1.35	0.55	+	145.5
AT YEAR END				
Working Capital	528,402	449,294	+	17.6
Current Ratio	1.5	1.4	+	7.1
Total Shares Outstanding (000's)	140,592	140,466	+	0.1
Stores In Operation	1,073	1,153	-	6.9


23.9
9.4
2002
2001

PERCENTAGE RETURN ON AVERAGE EQUITY


366
178
2002
2001

OPERATING INCOME
(In thousands)


1.35
0.55
2002
2001

DILUTED EARNINGS PER SHARE


arketplace

A MESSAGE TO OUR SHAREHOLDERS:

We are pleased to report Winn-Dixie delivered significantly improved financial performance for the fiscal year ended June 26, 2002. Having completed our restructuring program over the previous two years, we have shifted our focus to profitable growth. Winn-Dixie is committed to continued operational improvements and to being a premier grocery store operator. The financial results show that customers are noticing. Despite the current economic downturn, your company achieved year-to-year revenue and operating income improvements from continuing operations of 0.8% and 106.0%, respectively. At the same time, we continue to strengthen our financial position through debt reduction and asset management.

We have a huge opportunity to run the best store in the neighborhood throughout the Sunbelt states and the Bahamas. Winn-Dixie now has in place the infrastructure and the team of associates to enable us to achieve our aspiration of becoming a world-class organization. The cornerstone of our approach is a "Servant Leadership" concept. The idea is that all our resources support the stores' efforts to better serve customers. Senior management must serve the needs of the division managers, who must meet the needs of the district managers, who serve the store managers, who serve the store associates who deliver First Class Service to the customer. We will be satisfied with nothing less than providing the best combination of quality, value-priced products, and the most friendly customer service in the business.

In the following pages, we would like to share with you the progress we made on the business plan we announced in last year's annual report, which is to:

Be the best supermarket operator in the neighborhood;

Provide the right products, excellent service and low prices;

Run profitable stores targeted to our customers; and

Maintain strong market share in growing markets.

On behalf of the entire team of associates at Winn-Dixie, we promise total dedication to providing our customers the products they need at competitive prices, with top-notch service. This commitment is the key to long-term profitable growth for Winn-Dixie, our associates and our shareholders. In the words of our new branding campaign, that's "the real deal!"

Allen R. Rowland
President and
Chief Executive Officer

A. Dano Davis
Chairman of the Board

HIGHLIGHTS OF 2002

Substantial achievements were made in 2002, and customer response has been tremendously positive. We are especially pleased to see identical store sales increasing. This indicates our new marketing efforts and improved store conditions are bringing people into our stores. Average sales per customer also are up, indicating we are competitive on price with in-stock merchandise.

In the Fall of 2001, having established the fundamentals of strong operations at the store level, we introduced a strategic advertising and branding campaign, "real good food, from real good people, at a real good price." This brand positioning communicates Winn-Dixie's commitment to customer service, competitive prices and quality products. The new positioning campaign was launched with heavy multi-media exposure. The increased media advertising spending, in-store promotions, improved signage, and innovative customer relationship marketing programs already are contributing meaningful top-line growth to the company.

One of our most innovative marketing initiatives in the past year was the introduction of a Customer Reward Card in our three Florida divisions, the first such program of its kind to be launched by a major Florida grocer. The Reward Card

we introduced a strategic adv
"real good food, from real goo

allows the customer to receive ongoing benefits that include merchandise discounts, frequent shopper reward programs, sweepstakes entries, notification of special events, participation in specialty merchandise clubs, discounts on services provided by selected marketing partners, and other special incentives. Of course, strict privacy policies are observed to protect everyone enrolled in the program.

The customer loyalty program is part of a major initiative to focus on superior customer relationship marketing that reinforces "the real deal" branding position. Improved customer acquisition and retention opportunities are the benefits to the company. We expect increased customer count and sales per customer as a result of this program.

On a similar note, understanding the needs of the customers and ensuring that we have the right mix of merchandise for their respective neighborhoods are key strategies for us. For example, in eight of our stores, we are testing a store-within-a-store concept called "Now You're Cooking," which offers a wide variety of cookware to our shoppers. Sushi and wine shops are other neighborhood marketing initiatives.

Enhancing Winn-Dixie's appeal to the fast-growing Hispanic market in the Sunbelt is an important priority. Recently, we created a new position, that of business development manager for international foods, to reach our increasingly diverse marketplace. We are acting to ensure that appropriate stores' merchandising mix includes grocery items such as specialty lines of produce and meat products. In addition, we are aggressively expanding marketing efforts to Hispanic consumers.

We continue to make progress improving our retail operations. System-wide, we opened five new stores and expect the pace of new store openings to increase in the coming years. A major project this year was the remodeling of an additional 29 stores. For the greatest impact on sales, our remodeling focus is on major markets such as Miami, where a large number of our stores need a face-lift. By focusing our remodeling efforts by area, we can improve the image of Winn-Dixie. We also developed a new prototype store design that enables us to be competitive in locations where land availability is limited and, as a result, improve customer appeal and sales. As part of our planning process to operate these stores profitably, the product mix is tailored specifically to the local neighborhood.

In Atlanta, we converted 38 Winn-Dixie stores to our SaveRite Grocery Warehouse format, providing low prices on a limited variety of products. As we kept management focus on core markets, we exited under-performing markets such as Texas and Oklahoma, where we had 76 stores, a distribution center and a dairy plant.

In keeping with plans for profitable long-term growth, we have continued to strengthen our management team. Frank

tising and branding campaign, people, at a real good price."

Lazaran joined Winn-Dixie as Executive Vice President and Chief Operating Officer. Frank will be directly responsible for Winn-Dixie's Retail Operations, Sales and Procurement, and Manufacturing and Distribution. Formerly, he was President of Randalls Food Markets, Inc., a division of Safeway, in Houston, Texas.

We also would like to welcome other key additions to the management team. Dave Henry was elected Vice President, Marketing, to oversee marketing strategy, advertising, private-label design and marketing, public relations, research, customer communications and our mystery shop program. Previously, he was with Price Chopper Supermarkets in Schenectady, New York. Evan Rainwater was named Vice President of Manufacturing, joining us from Safeway Supermarkets, and will be responsible for Winn-Dixie's manufacturing operations. George Gue joined the company as Vice President, Raleigh Division Manager, from Nash-Finch, Minneapolis, where he was Senior Director of Retail Operations. Bob Baxley was promoted to Division Manager for Jacksonville, previously serving as Vice President, Director of Deli/Bakery Merchandising. Curt Gore was appointed as Division Manager for Montgomery, joining Winn-Dixie from Nash-Finch in Minneapolis where he was Director of Corporate Retail Merchandising. Mike Buck was promoted to Vice President of Deli/Bakery Merchandising, having joined the Winn-Dixie team as Corporate Director of Deli/Bakery Merchandising, coordinating merchandising, procurement and operations.





REAL GOOD FOOD.

Our new positioning, "the real deal," elevates the Winn-Dixie brand. The tag line to Winn-Dixie's new advertising campaign brings to mind our friendly, approachable employees, real value, and a good variety of fresh food and other merchandise that fits everyone's daily needs. The brand positioning addresses our goal of consistently delivering quality food products targeted to local neighborhoods. Excellent service, embodying Servant Leadership from top to bottom, is an important part of our value to the customer. Of course, so is competitive pricing, which is accomplished with sophisticated technology and centralization programs, and other measures enabling us to buy ingredients and products efficiently.

World-class service is our goal, because it differentiates us from the competition. To deliver this performance consistently, we need the right people in the right positions, with the right tools and training to do their jobs. Winn-Dixie's "great people" strategy is to hire, promote and retain great people, providing them necessary training and leadership development. New incentive compensation programs at the management level, performance management programs and consistent training throughout the organization bring us closer and closer to our goal of world-class service. The company's name for this initiative is First Class Service; its purpose is to make our customers our friends, and to make Winn-Dixie a fun, desirable place to work.

FROM REAL GOOD PEOPLE.

Bonding with our customers in new ways, such as the Customer Reward Card, reinforces the Company's "the real deal" branding initiative. The introduction of state-of-the-art technology that tracks aggregate sales information is actually a means of staying closer to the customer. It enables us to anticipate customer needs and provide the products desired by the neighborhoods in which our stores are located. Technology helps us reach our goal of improved customer service – but then again, so does old-fashioned shoe leather. Our store managers signed up new Reward Card customers by visiting local street festivals, fast-food restaurants and condo complexes. These highly motivated associates literally took the new Winn-Dixie into the streets – and were met with an enthusiastic response!

Rewards and recognition programs boost the morale of associates throughout the organization. At Winn-Dixie Nights, which embody the spirit of Servant Leadership, our division staff provides evening meals to associates from a group of stores. Presentation of service awards and a state-of-the-business presentation accompany the meals that are prepared and served by the higher echelon of the organization.

Recruiting and training the management of tomorrow is part of the company's effort to find people best qualified for all positions. In FY 2002, our 13th annual Youth Management Day helped us fulfill this mission. More than 10,000 associates between the ages of 14 and 20 served as store managers and department heads throughout our stores. Supervised by current managers, the junior associates developed self-confidence and management expertise as they assumed increased responsibilities for the day.


JOSE
GREEN
SQUASH
59





AT A REAL GOOD PRICE.

Competitive prices are a key part of creating value for our customers. For example, to help senior citizens with no other drug coverage afford the rising costs of prescriptions, Winn-Dixie has continued to expand acceptance of discount prescription cards at our more than 670 in-store pharmacies. These manufacturer-sponsored cards can be used for discounts on the respective drug manufacturer's prescription products. Winn-Dixie also accepts prescription discount cards from managed care organizations, which cover most drug prescriptions.

Winn-Dixie store brand products are another major opportunity for growth. These product lines carry higher margins than comparable national brands and promote store loyalty, as Winn-Dixie is the only retail location at which they are available. Currently we are reviewing the more than 60 private-label brands we stock, with the goal of reducing the number of brands to focus on creating the best value in each category. The program involves a major label redesign effort and positions Winn-Dixie as one of the predominant brands. The review program will strengthen even further what is already recognized as one of the leading store-brand programs in the country.

The introduction of new systems and technology is another way we lower the cost of goods to provide customer value. The real benefits of centralized procurement, which began in FY 2001, still lie ahead of us in terms of increasing our buying power and being better able to partner with vendors. Similar programs such as vendor-managed inventory reduce our inventory requirements and the need for working capital. One new business model is called scan-based trading. In this system, companies partner with Winn-Dixie to manage the process of providing product to the consumer, from manufacturing the item to point-of-purchase. This type of collaborative effort allows Winn-Dixie to be more efficient, affording an enhanced system to deliver high-quality products at a lower cost to our customers. This new approach is now being extended to several product lines. The goal of all of these efforts is to ensure that for new Winn-Dixie shoppers and for frequent shoppers of long-standing, Winn-Dixie is the supermarket of choice.



A. Dano Davis



Allen R. Rowland



Armando M. Codina



T. Wayne Davis



Tillie K. Fowler



Julia B. North



Carleton T. Rider



Charles P. Stephens



Ronald Townsend

DIRECTORS & MANAGEMENT
Management and years of service:

Board of Directors

A. Dano Davis
Chairman

Allen R. Rowland
President
Chief Executive Officer

Armando M. Codina △○
Chairman
Codina Group, Inc.

T. Wayne Davis +
Chairman
Momentum Logistics, Inc.

Tillie K. Fowler +
Partner
Holland & Knight LLP

Julia B. North ○
Telecommunications Consultant

Carleton T. Rider +
Senior Administrator
Mayo Foundation

Charles P. Stephens △
Vice President
Norman W. Paschall Co., Inc.

Ronald Townsend △○
Communications Consultant

△ Audit Committee
\+ Corporate Governance Committee
○ Compensation Committee

Executive Committee

Allen R. Rowland, 3
President
Chief Executive Officer
Chairman of the Executive Committee

Frank Lazaran
Executive Vice President
Chief Operating Officer

Daniel G. Lafever, 35
Senior Vice President
Sales & Procurement

Richard P. McCook, 18
Senior Vice President
Chief Financial Officer

Dennis M. Sheehan, 2
Senior Vice President
Real Estate

John R. Sheehan, 3
Senior Vice President
Operations

August B. Toscano, 3
Senior Vice President
Human Resources

Vice Presidents/ Division Managers

W. Robert Baxley, 3
North Florida Division
134 Stores

J. Darryl Fitzgerald, 31
Charlotte Division
141 Stores

Curtis M. Gore
Montgomery Division
153 Stores

George T. Gue, Jr.
Raleigh Division
124 Stores

Michael J. Istre, 33
New Orleans Division
159 Stores

Raymond C. Lunn, Jr., 33
South Florida Division
146 Stores

Robert A. Rowe, 2
SaveRite Division
52 Stores

Mark A. Sellers, 29
Central Florida Division
152 Stores

Vice Presidents/ Corporate Officers

K. Michael Buck, 3
Vice President
Deli & Bakery Merchandising

D. Michael Byrum, 29
Vice President
Corporate Controller
Chief Accounting Officer

Keith B. Cherry, 3
Vice President
Design & Construction

G. E. (Mickey) Clerc, Jr., 41
Vice President
Public Relations

Dean Dell Antonia, 2
Vice President
Performance and Reward Systems

Judith W. Dixon, 38
Secretary

C. William Doolittle, 19
Vice President
Security

David F. Henry
Vice President
Corporate Marketing

Randall L. Hutton, 35
Vice President
Government Relations

Richard C. Judd, 1
Vice President
Warehousing and Distribution

C. John Kistel, Jr., 1
Vice President
General Merchandising

Ted M. Moon, 34
Vice President
Produce and Floral Merchandising

Michael E. Nixon, 31
Vice President
Information Systems

Philip H. Payment, Jr., 31
Vice President
Grocery Merchandising

Monty H. Powers, 31
Vice President
Meat & Seafood Merchandising

Evan L. Rainwater
Vice President
Manufacturing

Kellie D. Ross, 3
Vice President
Strategic Planning
Treasurer

FINANCIAL REVIEW

WINN-DIXIE STORES, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS,
SUPPORTING SCHEDULES AND SUPPLEMENTAL DATA

SELECTED FINANCIAL DATA**

Dollars in millions except per share data		2002	2001	2000	1999*	1998
Sales						
Sales from continuing operations	$	12,334	12,239	13,004	13,392	12,852
Percent increase (decrease)		0.8	(5.9)	(2.9)	4.2	2.9
Earnings Summary						
Gross profit from continuing operations	$	3,418	3,297	3,554	3,710	3,531
Percent of sales		27.7	26.9	27.3	27.7	27.5
Other operating and administrative expenses from continuing operations	$	3,052	2,972	3,388	3,376	3,168
Percent of sales		24.7	24.3	26.1	25.2	24.7
Net earnings (loss) from continuing operations	$	189	77	(213)	187	198
(Loss) earnings from discontinued operations, net of taxes	$	(100)	(32)	(16)	(5)	1
Extraordinary item, net of taxes	$	(2)	-	-	-	-
Net earnings (loss)	$	87	45	(229)	182	199
Percent of net earnings (loss) to sales		0.7	0.4	(1.8)	1.3	1.5
Common Stock Data						
Earnings (loss) per share from continuing operations:						
Basic	$	1.35	0.55	(1.47)	1.26	1.33
Diluted	$	1.35	0.55	(1.47)	1.26	1.32
(Loss) earnings per share from discontinued operations:						
Basic	$	(0.71)	(0.23)	(0.10)	(0.03)	0.01
Diluted	$	(0.71)	(0.23)	(0.10)	(0.03)	0.01
Extraordinary item:						
Basic	$	(0.02)	-	-	-	-
Diluted	$	(0.02)	-	-	-	-
Earnings (loss) per share:						
Basic	$	0.62	0.32	(1.57)	1.23	1.34
Diluted	$	0.62	0.32	(1.57)	1.23	1.33
Cash Dividends						
Dividends paid	$	50	143	149	151	151
Percent of net earnings from continuing operations (loss)		26.3	186.0	(69.8)	80.8	76.4
Percent of net earnings (loss)		57.4	315.3	(65.1)	82.9	76.0
Per share (present rate $0.20)	$	0.36	1.02	1.02	1.02	1.02
Financial Data						
Cash flow information:						
Net cash provided by operating activities	$	377	245	743	436	465
Net cash used in investing activities	$	(65)	(444)	(196)	(335)	(326)
Net cash (used in) provided by financing activities	$	(205)	290	(542)	(100)	(129)
Capital expenditures, net	$	84	313	213	334	369
Depreciation and amortization	$	176	184	257	292	330
Working capital	$	528	449	50	285	263
Current ratio		1.5	1.4	1.0	1.2	1.4
Total assets	$	2,938	3,042	2,747	3,149	3,069
Long-term obligations under capital leases	$	25	29	32	38	49
Present value of future rentals under operating leases	$	2,283	2,550	2,408	2,575	2,389
Long-term rental obligations on closed stores	$	181	154	220	35	34
Long-term debt	$	541	697	-	-	-
Total long-term obligations (Long-term debt + leases)	$	3,030	3,430	2,660	2,648	2,472
Long-term obligations to equity ratio	$	3.7	4.4	3.1	1.9	1.8
Comprehensive income (loss)	$	84	44	(232)	183	199
Shareholders' equity	$	812	772	868	1,411	1,369

* 53 weeks
** The selected data was reclassified to reflect the Texas and Oklahoma operation exit as a discontinued operation.

Results of Operations

Continuing Operations: Sales from continuing operations for fiscal 2002 were $12.3 billion, compared to $12.2 billion and $13.0 billion for fiscal years 2001 and 2000, respectively. This reflects an increase of 0.8% for fiscal 2002, a decrease of 5.9% for fiscal 2001 and a decrease of 2.9% in fiscal 2000. Average store sales from continuing operations, which is an average for all continuing operating stores based on the number of weeks open during the fiscal year, decreased 3.0% for the current year, remained relatively flat in fiscal 2001 and decreased 0.9% in fiscal 2000. Identical store sales from continuing operations, which include enlargements and exclude the sales from stores that opened or closed during the fiscal year, decreased 2.5% for the current year and decreased 4.4% and 4.1%, for fiscal years 2001 and 2000, respectively. Comparable store sales from continuing operations, which include replacement stores, decreased 2.3% for the current year and decreased 4.1% and 3.2%, for fiscal years 2001 and 2000, respectively.

Identical store sales improved during fiscal 2002 as a result of a new marketing effort and the positive impact of the conversion of 41 locations to the SaveRite Grocery Warehouse concept. As part of the new marketing effort, the Company introduced a Customer Reward Card program which allows the customer to receive ongoing benefits that include merchandise discounts, sweepstakes entries, notification of special events, participation in specialty merchandise clubs, discounts on services provided by select marketing partners and other special incentives. The Customer Reward Card has been in use in the Company's Florida area stores since March 2002. The Customer Reward Card was introduced to the Company's Louisiana, Alabama, Mississippi and Georgia markets on June 27, 2002. The Company expects improvement in identical store sales to continue into fiscal 2003 as a result of these efforts.

For the 52 weeks ended June 26, 2002, the Company opened 5 new stores, averaging 45,900 square feet, closed 85 stores, averaging 45,100 square feet and enlarged or remodeled 29 store locations, for a total of 1,073 locations in operation on June 26, 2002, compared to 1,153 on June 27, 2001. As of June 26, 2002, retail space totaled 47.5 million square feet, a 7.0% decrease over the prior year. The 85 store closings include 76 stores associated with the exiting of the Texas and Oklahoma operations.

As a percent of sales from continuing operations, gross profit margins were 27.7%, 26.9% and 27.3% in fiscal 2002, 2001 and 2000, respectively. Gross profit margin increased in the current year primarily as a result of a change in the product sales mix and improvements in procurement obtained from the Company's restructuring plan. The increase was partially offset by the increase in sales markdowns associated with the Customer Reward Card program and merchandise losses and markdown discounts incurred during the transition of 41 locations to the SaveRite Grocery Warehouse format. Continued improvement in gross profit is anticipated through enhanced procurement practices and promotional activities as well as shrink reduction initiatives. The amount retained through improvements in gross profit margin and not passed on to the customer will be determined by competitive activity.

Approximately 84% of the Company's inventories are valued under the LIFO (last-in, first-out) method. The LIFO reserve adjustment resulted in a pre-tax increase in gross profit of $4.5 million in fiscal 2002 and $12.0 million in fiscal 2001. The LIFO reserve adjustment resulted in a pre-tax decrease in gross profit of $15.1 million in fiscal 2000.

Other operating and administrative expenses from continuing operations increased $79.9 million in fiscal 2002, decreased $415.9 million in fiscal 2001 and increased $11.7 million in fiscal 2000. As a percent of sales, other operating and administrative expenses from continuing operations were 24.7%, 24.3% and 26.1% in fiscal 2002, 2001 and 2000, respectively.

The increase in other operating and administrative expenses from continuing operations in fiscal 2002 was primarily due to retail and administrative expenses, such as rent, salaries and supplies associated with the operation of 77 additional stores acquired during fiscal 2001. The change in other operating and administrative expenses from continuing operations for the 77 additional stores totaled approximately $60.7 million.

The decrease in other operating and administrative expenses from continuing operations in 2001 was primarily due to a decrease in retail and administrative operating expenses, such as salaries, depreciation, rent and leasehold improvement amortization. The expense reduction was an expected result of the restructuring and came primarily from the elimination of high labor cost service departments and expense reductions from the retrofit activity, certain labor efficiency initiatives adopted by the Company and from the closing of the division offices and retail stores.

Interest expense totaled $57.8 million, $52.8 million and $47.1 million in fiscal 2002, 2001 and 2000, respectively. Interest expense is primarily interest on short-term and long-term debt and interest on capital lease obligations. Interest expense has increased in the current year as compared to the previous year due to increased average debt outstanding and higher average interest rates paid on debt. Interest in the fourth quarter of fiscal 2002 decreased $4.7 million as compared to fiscal 2001 primarily due to the prepayment of $150.0 million on the six-year term loan in January 2002. On July 29, 2002, the Company prepaid an additional $100.0 million on the six-year term loan. The Company expects a decrease in interest expense in fiscal 2003 due to the lower amount of debt outstanding.

Earnings (loss) from continuing operations before income taxes were $308.2 million, $124.8 million and $(277.2) million in fiscal 2002, 2001 and 2000, respectively. The increase in fiscal 2002 as compared to 2001 and 2000 is primarily due to restructuring costs of $147.2 million and $396.0 million for fiscal 2001 and 2000, respectively. No restructuring costs were incurred in fiscal 2002. The effective income tax expense (benefit) rates were 38.5%, 38.5% and (23.0)% for fiscal 2002, 2001 and 2000, respectively. The effective tax rate for fiscal 2000 reflects the effects of certain restructuring expenses and COLI adjustments.

Net earnings (loss) from continuing operations were $189.5 million, or $1.35 per diluted share for fiscal 2002, $76.8 million, or $0.55 per diluted share for fiscal 2001 and $(213.4) million, or $(1.47) per diluted share for fiscal 2000. The LIFO reserve adjustment increased earnings from continuing operations by $2.8 million, or $0.02 per diluted share in fiscal 2002, increased earnings from continuing operations by $7.4 million, or $0.05 per diluted share in fiscal 2001 and increased loss from continuing operations by $9.3 million, or $0.06 per diluted share in fiscal 2000.

Discontinued Operations: On May 6, 2002, the Company announced plans to exit its Texas and Oklahoma operations which consisted of 76 stores, a distribution center and a dairy plant. The decision resulted from continued losses and a reduction of market share. Under SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Texas and Oklahoma operations are defined as components of an entity. Accordingly, the operating results from current and prior periods are reported as discontinued operations on the Consolidated Statements of Operations. The pre-tax loss from discontinued operations was $46.4 million, $51.2 million and $25.2 million, for fiscal years 2002, 2001 and 2000, respectively. The loss in fiscal 2002 decreased from fiscal 2001 due to the early closures of several retail locations and the suspension of depreciation for equipment and leaseholds in May 2002. The loss in fiscal 2001 increased from fiscal 2000 primarily due to deteriorating market conditions after the planned sale of the Texas and

Results of Operations- *continued*
Discontinued Operations - continued

Oklahoma operations was terminated in fiscal 2000.

The pre-tax loss on disposal of $126.4 million includes employee termination costs, lease termination costs, asset impairments, travel costs, and capital asset and inventory disposal costs. See Note 13 – Discontinued Operations for further discussion.

Income tax benefit from the discontinued operations was $72.5 million, $19.7 million and $9.7 million in fiscal years 2002, 2001 and 2000, respectively. The effective income tax benefit rates were 41.9%, 38.5% and 38.5% for fiscal years 2002, 2001 and 2000, respectively. The effective tax rate for fiscal 2002 reflects the tax effect of certain disposal costs.

Net Earnings: Net earnings (loss) amounted to $86.9 million, or $0.62 per diluted share for fiscal 2002, $45.3 million, or $0.32 per diluted share for fiscal 2001 and $(228.9) million, or $(1.57) per diluted share for fiscal 2000.

Liquidity and Capital Resources

Cash and marketable securities amounted to $246.5 million, $121.1 million and $29.6 million at the end of fiscal years 2002, 2001 and 2000, respectively. Cash provided by operating activities amounted to $377.0 million in fiscal 2002, $244.9 million in fiscal 2001 and $743.3 million in fiscal 2000. The increase in net cash provided by operations in fiscal 2002 is largely due to a reduction in merchandise inventories and an increase in net earnings.

Working capital amounted to $528.4 million, $449.3 million and $50.4 million in fiscal 2002, 2001 and 2000, respectively. The increase in the current year was due in part to proceeds received from the sale of facilities of $65.5 million and an increase in cash from operations. The increase from fiscal 2000 to fiscal 2001 was due in part to the refinancing of the Company's short-term borrowings into long-term debt.

Net cash used in investing activities totaled $64.8 million, $443.6 million and $196.1 million in fiscal 2002, 2001 and 2000, respectively. The decrease in the current year was largely due to prior year acquisitions with a decrease in capital expenditures in the current year and was offset by an increase in proceeds from the sale of facilities. In the previous year, the Company acquired 77 retail locations totaling $123.8 million, which resulted in an increase in cash used in investing activities in fiscal 2001. Net capital expenditures totaled $83.5 million, $313.3 million and $213.0 million in fiscal 2002, 2001 and 2000, respectively. The current and previous year expenditures were for new store locations, remodeling and enlarging of store locations, retrofits and maintenance support facilities. In the previous year, additional capital expenditures were made for a warehouse facility in Baldwin, Florida. The Company has no material construction or purchase commitments outstanding as of June 26, 2002.

Net cash (used in) provided by financing activities was $(205.4) million, $290.2 million and $(542.3) million in 2002, 2001 and 2000, respectively. The decrease in the current year was due primarily to the prepayment of $150.0 million on the six-year term loan and was offset by the reduction of dividend payments of $93.0 million. In the previous year, the Company received net proceeds of $465 million from the credit facilities. See Note 6 – Debt for further discussion on the credit facilities.

The Company is a party to various proceedings arising under federal, state and local regulations protecting the environment. Management is of the opinion that any liability that might result from any such proceedings will not have a material adverse effect on the Company's financial condition or results of operations.

Impact of Inflation

Winn-Dixie's primary costs, inventory and labor, increase with inflation. Recovery of these costs has to come from improved operating efficiencies, including improvements in merchandise procurement, and to the extent permitted by the competition, through improved gross profit margins.

Critical Accounting Policies

The Consolidated Financial Statements and Notes to Consolidated Financial Statements contain information that is pertinent to Management's Discussion and Analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases, actuarial calculations. The Company constantly reviews these significant factors and makes adjustments where facts and circumstances dictate. Historically, actual results have not significantly deviated from estimated results determined using the factors described above.

The following is a discussion of the accounting policies considered to be most critical to the Company. These accounting policies are both most important to the portrayal of the Company's financial condition and results, and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Self-insurance reserves. It is the Company's policy to self insure for certain insurable risks consisting primarily of physical loss to property, business interruptions, workers' compensation, comprehensive general, and auto liability. Insurance coverage is obtained for catastrophic property and casualty exposures as well as those risks required to be insured by law or contract. Based on an independent actuary's estimate of the aggregate liability for claims incurred, a provision for claims under the self-insured program is recorded and revised annually. The actuarial estimates are subject

Critical Accounting Policies - *continued*

Self-insurance reserves - continued

to uncertainty from various sources, including changes in claim reporting patterns, claim settlement patterns, judicial decisions, legislation, and economic conditions. Although the Company believes that the actuarial estimates are reasonable, significant differences related to the items noted above could materially affect the Company's self-insurance obligations and future expense.

Long-lived assets. The Company periodically evaluates the period of depreciation or amortization for long-lived assets to determine whether current circumstances warrant revised estimates of useful lives. The Company reviews its property, plant and equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the asset. An impairment loss would be recorded for the excess of net book value over the fair value of the asset impaired. The fair value is estimated based on expected discounted future cash flows.

With respect to owned property and equipment associated with closed stores, the value of the property and equipment is adjusted to reflect recoverable values based on the Company's prior history of disposing of similar assets and current economic conditions.

The results of impairment tests are subject to management's estimates and assumptions of projected cash flows and operating results. The Company believes that, based on current conditions, materially different reported results are not likely to result from long-lived asset impairments. However, a change in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of materially different reported results.

Intangible assets and goodwill. In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 142 requires companies to cease amortizing goodwill that existed at the time of adoption and establish a new method for testing goodwill for impairment on an annual basis at the reporting unit level (or an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value). The Company has determined that it is contained within one reporting unit and, as such, impairment is tested at the company level. SFAS 142 also requires that an identifiable intangible asset that is determined to have an indefinite useful economic life not be amortized, but separately tested for impairment using a fair value based approach.

The evaluation of goodwill and intangibles with indefinite useful lives for impairment requires management to use significant judgments and estimates including, but not limited to, projected future revenue and cash flows. The Company believes that, based on current conditions, materially different reported results are not likely to result from goodwill and intangible impairments. However, a change in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of materially different reported results.

Store closing costs. The Company provides for closed store liabilities relating to the estimated post-closing lease liabilities and other related exit costs associated with the store closing commitments. The closed store liabilities are usually paid over the lease terms associated with the closed stores having remaining terms ranging from one to 20 years. The Company estimates the lease liabilities, net of estimated sublease income only to the extent of the liability, using a discount rate based on long-term rates with a remaining lease term based on an estimated disposition date to calculate the present value of the anticipated rent payments on closed stores. Other exit costs include estimated real estate taxes, common area maintenance, insurance and utility costs to be incurred after the store closes over the anticipated lease term. Store closings are generally completed within one year after the decision to close.

Adjustments to closed store liabilities and other exit costs primarily relate to changes in subtenants and actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known. Any excess accrued store closing liability remaining upon settlement of the obligation is reversed to income in the period that such settlement is determined. Inventory write-downs, if any, in connection with store closings, are classified in cost of sales. Costs to transfer inventory and equipment from closed stores are expensed as incurred. Severance costs are rarely incurred in connection with ordinary store closings.

Store closing liabilities are reviewed quarterly and adjusted to ensure that any accrued amount is properly stated. Although the Company believes that the estimates used are reasonable, significant differences related to the items noted above or a change in market conditions could materially affect the Company's reserve for store closing obligations and future expense.

COLI litigation. The Company was a party to litigation arising from its interpretation of certain provisions of the U.S. tax code. The Company received an unfavorable court decision related to the deduction of interest expense on Company Owned Life Insurance (COLI). See Note 5 – Income Taxes for further discussion. Appeals have been unsuccessful in reversing the decision. The Company has recorded a reserve based on consultations with outside legal counsel and historical negotiations of similar cases. The Company has and will continue to negotiate the ultimate settlement of this matter. There are uncertainties in any litigation of this nature and the ultimate settlement could vary from the amounts recorded in the Consolidated Financial Statements. While the ultimate outcome of this matter cannot be predicted with certainty, in the opinion of management, the ultimate resolution of this matter will not have any additional material adverse impact on the Company's financial condition or results of operations.

Recently Issued Accounting Standards

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") discontinued the practice of amortizing goodwill on indefinite lived intangible assets and initiates an annual review of impairment. The Company adopted SFAS 142 in July 2001. See Note 3 – Goodwill and Other Intangible Assets for further discussion.

Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company has determined that the adoption of this statement will not have a material impact on its financial position or results of operations.

Recently Issued Accounting Standards - *continued*

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") requires that long-lived assets to be disposed of by sale are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. In addition, this statement modifies the reporting requirements for discontinued operations. Long-lived assets, whether to be held for sale or held and used should be measured at the lower of its carrying amount or fair value less cost to sell. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, with earlier adoption encouraged, and was adopted by the Company for its June 26, 2002 financial statements. The Company has determined that the adoption of this standard will require the Company to disclose the Texas and Oklahoma operations as a discontinued operation in fiscal 2002 and reclassify prior period presentation. See Note 13 – Discontinued Operations for further discussion.

Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" ("SFAS 145") becomes effective for the Company in July 2002. The adoption of SFAS 145 will require that losses on early extinguishment of debt be included in continuing operations rather than as an extraordinary item.

Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") provides guidance on the recognition and measurement of liabilities for costs associated with exit or disposal activities. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company is currently reviewing SFAS 146 to determine the impact upon adoption.

Quantitative and Qualitative Disclosures About Market Risk

Cash Flow Hedge: The Company has outstanding a $246 million six-year term loan with a variable interest rate based on the one-month LIBOR. The Company utilizes derivative financial instruments to reduce its exposure to market risk from changes in interest rates. The instruments primarily used to mitigate the risk are interest rate swaps. The derivative instruments held on the $246 million six-year term loan are designated as highly effective cash flow hedges of interest rate risk on variable rate debt and, accordingly, the change in fair value of these instruments is recorded as a component of other comprehensive income.

The Company has entered into two interest rate swap agreements to hedge the interest rate risk associated with the $246 million outstanding in variable rate debt. The purpose of these swaps is to fix interest rates on variable rate debt and reduce certain exposures to interest rate fluctuation. At June 26, 2002, the Company had interest rate swaps with a notional amount of $250 million. The notional amounts do not represent a measure of exposure to the Company.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to these financial instruments. However, counterparties to these agreements are major financial institutions and the risk of loss due to nonperformance is considered by management to be minimal. The Company does not hold or issue interest rate swaps for trading purposes.

The maturities and interest rates on the interest rate swaps for the six-year term loan are shown in the following table. The Company will pay the counterparty interest at a fixed rate as noted and the counterparty will pay the Company interest at a variable rate equal to the one-month LIBOR (1.839% as of June 26, 2002).

Notional Amount (in thousands)	Maturity	Fixed Rate
$ 150,000	March 29, 2003	4.81 %
100,000	March 29, 2004	5.03 %
$ 250,000		

The fair value of the Company's interest rate swaps is obtained from dealer quotes. These values represent the estimated amount the Company would receive or pay to terminate the agreement, taking into consideration the difference between the contract rate of interest and rates currently quoted for agreements of similar terms and maturities. At June 26, 2002, the fair value of the Company's interest rate swaps resulted in an unrealized loss of $7.6 million ($4.7 million after tax). The Company recorded the unrealized loss in accumulated other comprehensive income in shareholders' equity. During the next 12 months, the Company will incur interest expense, including the effect of interest rate swaps, at a weighted average rate of 7.65% on the $246 million outstanding in variable rate debt.

The Company measures effectiveness by the ability of interest rate swaps to offset cash flows associated with changes in the one-month LIBOR. To the extent that any of these contracts are not considered effective, any changes in fair value relating to the ineffective portion of these contracts are immediately recognized in income. However, all the contracts were effective during the period and no gain or loss was reported in earnings.

On July 26, 2002, the Company unwound the swap with a notional amount of $150.0 million and a maturity of March 29, 2003. The swap was unwound in conjunction with a $100.0 million pay down of the related debt on July 29, 2002.

Fair Value Hedge: In addition to the interest rate swaps for the six-year term loan, on February 20, 2002, the Company entered into interest rate swap agreements in which the Company effectively exchanged the $300 million fixed rate 8.875% interest on the senior notes for two variable rates in the notional amount of $200 and $100 million at six-month LIBOR plus 385 and 376 basis points, respectively. The variable interest rates, which are based on six-month LIBOR, are fixed semiannually on the first day of April and October. The six-month LIBOR rate was 2.341% on April 1, 2002. The maturity dates of the interest rate swap agreements match those of the underlying debt.

In accordance with SFAS 133, the Company designated the interest rate swap agreements on the senior notes as perfectly effective fair value hedges and, accordingly, uses the short-cut method of evaluating effectiveness. As permitted by the short-cut method, the change in fair value of the interest rate swaps will be reflected in earnings and an equivalent amount will be reflected as a change in the carrying value of the swaps, with an offset to earnings. There is no ineffectiveness to be recorded. At June 26, 2002, the

Quantitative and Qualitative Disclosures About Market Risk - *continued*

Fair Value Hedge, continued

Company decreased the fair value of the 8.875% senior notes by $4.1 million and recorded the corresponding interest rate swap liability of $4.1 million in the other liabilities section of the Consolidated Balance Sheets.

The Company's objectives for entering into these swaps were to reduce the Company's exposure to changes in the fair value of the debt and to obtain variable rate financing at an attractive cost. The swaps effectively converted the fixed-rate debt to a floating rate. The agreement involves receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to these financial instruments. However, counterparties to these agreements are major financial institutions and the risk of loss due to nonperformance is considered by management to be minimal. The Company does not hold or issue interest rate swaps for trading purposes.

The following table presents the future principal cash flows and weighted-average interest rates expected on the Company's existing long-term debt instruments and interest rate swap agreements. Fair values have been determined based on quoted market prices as of June 26, 2002.

EXPECTED MATURITY DATE

Dollar amounts in thousands

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Liabilities:								
Long-term debt								
Fixed rate	$ 279	276	273	270	267	300,069	**$ 301,434**	**$ 315,054**
Average interest rate	9.40 %	9.40 %	9.40 %	9.40 %	9.40 %	8.88 %	**8.88 %**	
Variable rate	$ 2,460	2,460	2,460	2,460	236,160	-	**$ 246,000**	**$ 246,000**
Average interest rate	4.93 %	6.73 %	7.76 %	8.23 %	8.57 %	-	**8.51 %**	
Interest rate derivatives								
Interest rate swaps								
Variable to Fixed	$ 150,000	100,000	-	-	-	-	**$ 250,000**	**$ (7,639)**
Average pay rate	4.81 %	5.03 %	-	-	-	-	**4.90 %**	
Average receive rate	2.18 %	3.98 %	-	-	-	-	**2.90 %**	
Fixed to Variable	$ -	-	-	-	-	300,000	**$ 300,000**	**$ (4,083)**
Average pay rate	-	-	-	-	-	9.99 %	**9.99 %**	
Average receive rate	-	-	-	-	-	8.88 %	**8.88 %**	

Cautionary Statement Regarding Forward-Looking Information and Statements

This Annual Report contains certain information that constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from the results described in the forward-looking statements.

Factors that may cause actual results to differ materially from those projected include, but are not limited to:

- the Company's ability to achieve the benefits contemplated from the various operational changes being implemented by management;
- heightened competition, including specifically the intensification of price competition, the entry of new competitors, or the expansion of existing competitors in one or more operating regions;
- changes in federal, state or local legislation or regulations affecting food manufacturing, food distribution, or food retailing, including environmental compliance;
- the possible impact of changes in the ratings assigned to the Company's debt instruments by nationally recognized rating agencies; and
- general business and economic conditions in the Company's operating regions, including conditions arising from the recession of 2001, recent stock market decline, the rate of inflation/deflation, changes in population, consumer demands and spending and the availability of new employees.

Please refer to discussions of these and other factors in this Annual Report and other Company filings with the Securities and Exchange Commission. The Company disclaims any intent or obligation to revise or update publicly these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

The Company is responsible for the preparation, integrity and objectivity of the consolidated financial statements and related information appearing in the Annual Report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis and include amounts that are based on management's best estimates and judgments.

Management is also responsible for maintaining a system of internal controls that provides reasonable assurance that the accounting records properly reflect the transactions of the Company, that assets are safeguarded and that the consolidated financial statements present fairly the financial position and operating results. As part of the Company's controls, the internal audit staff conducts examinations in each of the operations of the Company.

The Audit Committee of the Board of Directors, composed entirely of outside directors, meets periodically to review the results of audit reports and other accounting and financial reporting matters with the independent certified public accountants and the internal auditors.

Allen R. Rowland
President and
Chief Executive Officer

Richard P. McCook
Senior Vice President and
Chief Financial Officer

The Shareholders and the Board of Directors
Winn-Dixie Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Winn-Dixie Stores, Inc. and subsidiaries as of June 26, 2002 and June 27, 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended June 26, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Winn-Dixie Stores, Inc. and subsidiaries at June 26, 2002 and June 27, 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended June 26, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, effective June 28, 2001, Winn-Dixie Stores, Inc. and subsidiaries adopted the provision of Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

KPMG LLP

Jacksonville, Florida
August 7, 2002

WINN-DIXIE STORES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended June 26, 2002, June 27, 2001 and June 28, 2000

Amounts in thousands except per share data	2002	2001	2000
Net sales	$ 12,334,353	12,238,874	13,004,194
Cost of sales, including warehouse and delivery expenses	8,916,507	8,942,043	9,450,463
Gross profit on sales	3,417,846	3,296,831	3,553,731
Other operating and administrative expenses	3,051,840	2,971,917	3,387,798
Restructuring and other non-recurring charges	-	147,245	396,029
Operating income (loss)	366,006	177,669	(230,096)
Interest:			
Interest on capital lease obligations	3,810	4,188	4,458
Other interest	54,029	48,657	42,630
Total interest	57,839	52,845	47,088
Earnings (loss) from continuing operations before income taxes	308,167	124,824	(277,184)
Income taxes	118,644	48,036	(63,804)
Net earnings (loss) from continuing operations	189,523	76,788	(213,380)
Discontinued operations (Note 13)			
Loss from discontinued operations	(46,432)	(51,182)	(25,227)
Loss on disposal of discontinued operations	(126,394)	-	-
Income tax benefit	(72,479)	(19,705)	(9,712)
Net loss from discontinued operations	(100,347)	(31,477)	(15,515)
Net earnings (loss) before extraordinary item	89,176	45,311	(228,895)
Extraordinary item	(2,310)	-	-
Net earnings (loss)	$ 86,866	45,311	(228,895)
Basic earnings per share:			
Earnings (loss) from continuing operations	$ 1.35	0.55	(1.47)
Loss from discontinued operations (including loss on disposal)	(0.71)	(0.23)	(0.10)
Extraordinary item	(0.02)	-	-
Basic earnings (loss) per share	$ 0.62	0.32	(1.57)
Diluted earnings per share:			
Earnings (loss) from continuing operations	$ 1.35	0.55	(1.47)
Loss from discontinued operations (including loss on disposal)	(0.71)	(0.23)	(0.10)
Extraordinary item	(0.02)	-	-
Diluted earnings (loss) per share	$ 0.62	0.32	(1.57)
Dividends per share	$ 0.36	1.02	1.02
Weighted average common shares outstanding - basic	140,290	139,824	145,445
Weighted average common shares outstanding - diluted	140,617	140,399	145,445

See accompanying notes to consolidated financial statements.

WINN-DIXIE STORES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 26, 2002 and June 27, 2001

Dollar amounts in thousands except par value

	2002	2001
Assets		
Current Assets:		
Cash and cash equivalents	$ 227,846	121,061
Marketable securities	18,606	-
Trade and other receivables, less allowance for doubtful items of $2,779 ($3,935 in 2001)	116,154	109,159
Merchandise inventories less LIFO reserve of $215,873 ($220,411 in 2001)	1,063,288	1,198,602
Prepaid expenses and other assets	53,934	34,643
Deferred income taxes	158,478	135,736
Total current assets	1,638,306	1,599,201
Cash surrender value of life insurance, net	16,197	16,876
Property, plant and equipment, net	966,752	1,146,654
Goodwill	87,808	87,808
Non-current deferred income taxes	113,291	106,145
Other assets, net	115,224	84,986
Total assets	$ 2,937,578	3,041,670
Liabilities and Shareholders' Equity		
Current Liabilities:		
Current portion of long-term debt	$ 2,739	4,291
Current obligations under capital leases	3,471	3,270
Accounts payable	509,704	599,850
Reserve for insurance claims and self-insurance	98,450	100,850
Accrued wages and salaries	111,556	109,183
Accrued rent	144,597	131,837
Accrued expenses	174,805	176,332
Income taxes payable	64,582	24,294
Total current liabilities	1,109,904	1,149,907
Reserve for insurance claims and self-insurance	160,226	147,964
Long-term debt	540,612	697,414
Obligations under capital leases	24,787	28,953
Defined benefit plan	52,887	49,027
Lease liability on closed stores	180,785	153,874
Other liabilities	55,993	42,877
Total liabilities	2,125,194	2,270,016
Commitments and contingent liabilities (Notes 5, 6, 7, 9 and 11)		
Shareholders' Equity:		
Common stock $1 par value. Authorized 400,000,000 shares; 140,592,009 shares outstanding in 2002 and 140,466,235 in 2001	140,592	140,466
Retained earnings	676,322	634,694
Accumulated other comprehensive income	(4,530)	(1,587)
Associates' stock loans	-	(1,919)
Total shareholders' equity	812,384	771,654
Total liabilities and shareholders' equity	$ 2,937,578	3,041,670

See accompanying notes to consolidated financial statements.

WINN-DIXIE STORES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 26, 2002, June 27, 2001 and June 28, 2000

Dollar amounts in thousands	2002	2001	2000
Cash flows from operating activities:			
Net earnings (loss)	$ 86,866	45,311	(228,895)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Extraordinary item	2,310	-	-
Gain on sale of facilities	(7,517)	-	-
Asset impairment write-off	36,959	-	-
Depreciation and amortization	175,520	183,559	256,671
Deferred income taxes	(28,141)	60,336	(189,046)
Defined benefit plan	3,860	3,786	4,007
Reserve for insurance claims and self-insurance	(9,807)	5,689	75,408
Stock compensation plans	4,476	8,007	(1,144)
Change in operating assets and liabilities, net of effects from acquisitions:			
Trade and other receivables	(6,995)	(1,734)	80,888
Merchandise inventories	115,452	(39,962)	283,693
Prepaid expenses and other assets	8,521	25,416	(11,776)
Accounts payable	(81,868)	23,009	(87,959)
Income taxes payable	41,734	(61,312)	74,867
Other current accrued expenses	35,579	(7,217)	486,565
Net cash provided by operating activities	376,949	244,888	743,279
Cash flows from investing activities:			
Purchases of property, plant and equipment, net	(83,541)	(313,319)	(212,990)
(Increase) decrease in investments and other assets	(28,386)	(6,519)	16,872
Marketable securities	(18,333)	-	-
Proceeds from sale of facilities (including inventory)	65,472	-	-
Acquisitions, net of cash acquired	-	(123,753)	-
Net cash used in investing activities	(64,788)	(443,591)	(196,118)
Cash flows from financing activities:			
Decrease in short-term borrowings	-	(235,000)	(230,000)
Proceeds from issuance of long-term debt	-	700,000	-
Debt issuance costs	(681)	(24,210)	-
Principal payments on long-term debt	(154,271)	(257)	-
Principal payments on capital lease obligations	(3,129)	(2,857)	(2,612)
Purchase of common stock	(229)	(17,003)	(162,272)
Proceeds of sales under associates' stock purchase plan	1,919	11,833	164
Dividends paid	(49,899)	(142,853)	(148,966)
Other	914	535	1,355
Net cash (used in) provided by financing activities	(205,376)	290,188	(542,331)
Increase in cash and cash equivalents	106,785	91,485	4,830
Cash and cash equivalents at the beginning of the year	121,061	29,576	24,746
Cash and cash equivalents at the end of the year	$ 227,846	121,061	29,576
Supplemental cash flow information:			
Interest paid	$ 58,073	37,064	23,058
Interest and dividends received	$ 1,485	2,327	808
Income taxes paid	$ 35,689	29,307	40,663

See accompanying notes to consolidated financial statements.

WINN-DIXIE STORES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years ended June 26, 2002, June 27, 2001 and June 28, 2000

Amounts in thousands except per share data	Number of Common Shares	Dollar Value of Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Associates' Stock Loans	Total Shareholders' Equity
Balances at June 30, 1999	148,577	$ 148,577	1,259,597	3,069	(164)	$ 1,411,079
Comprehensive loss:						
Net loss	-	-	(228,895)	-	-	(228,895)
Realized gain on securities, net of tax	-	-	-	(3,069)	-	(3,069)
Total comprehensive loss	-	-	(228,895)	(3,069)	-	(231,964)
Cash dividends, $1.02 per share	-	-	(148,966)	-	-	(148,966)
Common stock issued and stock compensation expense	131	131	(131)	-	-	-
Common stock acquired	(7,878)	(7,878)	(154,394)	-	-	(162,272)
Stock options exercised	-	-	(187)	-	-	(187)
Associates' stock loans, payments	-	-	-	-	164	164
Other	-	-	(19)	-	-	(19)
Balances at June 28, 2000	140,830	$ 140,830	727,005	-	-	$ 867,835
Comprehensive income:						
Net earnings	-	-	45,311	-	-	45,311
Unrealized loss on derivative instruments, net of tax	-	-	-	(1,587)	-	(1,587)
Total comprehensive income	-	-	45,311	(1,587)	-	43,724
Cash dividends, $1.02 per share	-	-	(142,853)	-	-	(142,853)
Common stock issued and stock compensation expense	811	811	20,988	-	-	21,799
Common stock acquired	(1,180)	(1,180)	(15,823)	-	-	(17,003)
Stock options exercised	5	5	66	-	-	71
Associates' stock loans outstanding	-	-	-	-	(1,919)	(1,919)
Balances at June 27, 2001	140,466	$ 140,466	634,694	(1,587)	(1,919)	$ 771,654
Comprehensive income:						
Net earnings	**-**	**-**	**86,866**	**-**	**-**	**86,866**
Unrealized loss on derivative instruments, net of tax	**-**	**-**	**-**	**(3,111)**	**-**	**(3,111)**
Unrealized gain on marketable securities, net of tax	**-**	**-**	**-**	**168**	**-**	**168**
Total comprehensive income	**-**	**-**	**86,866**	**(2,943)**	**-**	**83,923**
Cash dividends, $0.36 per share	**-**	**-**	**(49,899)**	**-**	**-**	**(49,899)**
Common stock issued and stock compensation expense	**110**	**110**	**4,261**	**-**	**-**	**4,371**
Common stock acquired	**(26)**	**(26)**	**(203)**	**-**	**-**	**(229)**
Stock options exercised	**42**	**42**	**603**	**-**	**-**	**645**
Associates' stock loans, payments	**-**	**-**	**-**	**-**	**1,919**	**1,919**
Balances at June 26, 2002	**140,592**	**$ 140,592**	**676,322**	**(4,530)**	**-**	**$ 812,384**

See accompanying notes to consolidated financial statements.

Dollar amounts in thousands except per share data, unless otherwise noted

1. **Summary of Significant Accounting Policies and Other Information**

(a) **The Company:** Winn-Dixie Stores, Inc. and its subsidiaries (the "Company") operate as a major food retailer in twelve states and the Bahama Islands. As of June 26, 2002, the Company operated 1,073 retail stores, 34 fuel centers and 31 liquor stores. In support of its retail operations, the Company has 15 warehouse distribution centers and 16 manufacturing plants.

(b) **Fiscal Year:** The fiscal year ends on the last Wednesday in June. Fiscal years 2002, 2001 and 2000 are comprised of 52 weeks.

(c) **Basis of Consolidation:** The consolidated financial statements include the accounts of Winn-Dixie Stores, Inc. and its subsidiaries. All subsidiaries are wholly owned and fully consolidated with the exception of Bahamas Supermarkets Limited, which is owned approximately 78% by W-D Bahamas Limited. Significant inter-company accounts and transactions have been eliminated in consolidation.

(d) **Estimates:** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) **Cash and Cash Equivalents:** Cash equivalents consist of highly liquid investments with maturity of three months or less when purchased. Cash and cash equivalents are stated at cost plus accrued interest, which approximates market.

(f) **Marketable Securities:** Marketable securities consist principally of fixed income securities categorized as available-for-sale. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and reported as a separate component of shareholders' equity until realized. A decline in the fair value of available-for-sale securities below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

(g) **Inventories:** Inventories are stated at the lower of cost or market. The "dollar value" last-in, first-out (LIFO) method is used to determine the cost of approximately 84% of inventories consisting primarily of merchandise in stores and distribution warehouses. Manufacturing, pharmacy and produce inventories are valued at the lower of first-in, first-out (FIFO) cost or market. Elements of cost included in manufacturing inventories consist of material, direct labor and plant overhead.

(h) **Revenue Recognition:** Revenue is recognized at the point of sale for retail sales. Sales discounts are offered to customers at the time of purchase as part of the Company's Customer Reward Card program as well as other promotional events. All sales discounts are recorded as a reduction of sales at the time of purchase.

Additionally, the Company offers awards to customers based on an accumulation of points as part of its Customer Reward Card program. The points accumulation and redemption occur within the same reporting period with no free or discounted products or services to be delivered in the future. Accordingly, the Company had no liability established for points redemption as of June 26, 2002.

(i) **Merchandise Cost:** Vendor allowances and credits that relate to the Company's merchandising activities are recorded as a reduction of cost of sales as they are earned according to the underlying agreement with the vendor. Allowances consist primarily of promotional allowances, quantity discounts and payments under merchandising agreements. Amounts received under promotional or other merchandising allowance agreements that require specific performance are recognized when the performance is satisfied, the amount is fixed and determinable and the collection is reasonably assured. Lump sum payments received in advance of performance are recorded as deferred income in other liabilities, either current or non-current as appropriate, and recognized over the life of the agreement.

(j) **Derivatives:** The Company follows Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

(k) **Advertising:** The Company expenses the costs of advertising as incurred. Advertising and promotion expenses totaled $141.0 million, $136.4 million and $135.6 million for fiscal years 2002, 2001 and 2000, respectively.

(l) **Income Taxes:** Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

(m) **Self-insurance:** Self-insurance reserves are established for automobile and general liability, workers' compensation and property loss costs based on claims filed and claims incurred but not reported, with a maximum per occurrence of $2,000 for automobile and general liability and $1,000 for workers' compensation. Self-insurance reserves are established for property losses with a maximum annual aggregate of $5,000 ($10,000 for named windstorm and wind driven rain) and a $100 per occurrence deductible after the aggregate is obtained. The Company is insured for losses in excess of these limits.

(n) **Property, Plant and Equipment:** Property, plant and equipment are stated at historical cost. Depreciation is provided over the estimated useful lives by the straight-line method. Store equipment depreciation is based on lives varying from five to eight years. Transportation equipment is based on lives varying from three to ten years. Warehouse and manufacturing equipment is based on lives varying from five to ten years. Amortization of improvements to leased premises is provided principally by the straight-line method over the periods of the leases or the estimated useful lives of the improvements, whichever is less.

Dollar amounts in thousands except per share data, unless otherwise noted

1. Summary of Significant Accounting Policies and Other Information - *continued*

(n) Property, Plant and Equipment, *continued*

Interest costs on significant projects constructed for the Company's own use are capitalized as part of the costs of the newly constructed facilities.

The Company reviews its property, plant and equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the asset. An impairment loss would be recorded for the excess of net book value over the fair value of the asset impaired. The fair value is estimated based on expected discounted future cash flows.

(o) Store Opening and Closing Costs: The costs of opening new stores and closing old stores are charged to earnings in the year incurred. An expense is recorded for the present value of expected future net rent payments in the year that a store closes.

(p) Earnings Per Share: Earnings per common share are based on the weighted average number of common shares outstanding. Diluted earnings per share amounts are based on the weighted average number of common stock outstanding, plus the incremental shares that would have been outstanding upon the assumed exercise of all diluted stock options, subject to anti-dilution limitations.

The following weighted average numbers of shares of common stock were used in the calculations for earnings per share.

Shares	2002	2001	2000
Basic	**140,289,812**	139,823,835	145,445,416
Diluted	**140,616,941**	140,399,055	145,445,416

(q) Comprehensive Income: Comprehensive income is reflected on the Consolidated Statements of Shareholders' Equity. Accumulated other comprehensive income is comprised of unrealized gains/losses on derivative financial instruments and unrealized gains/losses of available-for-sale securities.

(r) Stock-Based Compensation: The Company follows Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which establishes a fair value-based method of accounting for stock-based compensation plans.

(s) Goodwill and Other Intangibles: The Company follows Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which establishes intangible assets with an indefinite useful life shall not be amortized until their useful life is determined to be no longer indefinite and should be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS 142 states that goodwill should not be amortized but tested for impairment for each reporting unit, on an annual basis and between annual tests in certain circumstances.

(t) New Accounting Pronouncements: Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), discontinued the practice of amortizing goodwill and indefinite-lived intangible assets and initiates an annual review of impairment. The Company adopted SFAS 142 in July 2001. See Note 3 - Goodwill and Other Intangible Assets for further discussion.

Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company has determined that the adoption of this statement will not have a material impact on its financial position or results of operations.

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), requires that long-lived assets to be disposed of by sale are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. In addition, this statement modifies the reporting requirements for discontinued operations. Long-lived assets, whether to be held for sale or held and used should be measured at the lower of its carrying amount or fair value less cost to sell. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 with earlier adoption encouraged, and was adopted by the Company for its June 26, 2002 financial statements. The Company has determined that the adoption of this standard will require the Company to disclose the Texas and Oklahoma operations as a discontinued operation in fiscal 2002 and reclassify prior period presentation. See Note 13 - Discontinued Operations for further discussion.

Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" ("SFAS 145"), becomes effective for the Company in July 2002. The adoption of SFAS 145 will require that losses on early extinguishment of debt be included in continuing operations rather than as an extraordinary item.

Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), provides guidance on the recognition and measurement of liabilities for cost associated with exit or disposal activities. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company is currently reviewing SFAS 146 to determine the impact upon adoption.

(u) Business Reporting Segments: Based on the information monitored by the Company's chief operating decision-makers to manage the business, the Company has identified that its operations are within one reportable segment. Accordingly, financial information on industry segments is omitted because, apart from the principal business of operating retail self-service food stores, the Company has no other industry segments. All sales of the Company are to customers within the United States and the Bahama Islands. All assets of the Company are located within the United States and the Bahama Islands. Sales and assets related to and located in the Bahama Islands represent less than 1% of the Company's total sales and assets.

(v) Reclassification: Certain other prior year amounts may have been reclassified to conform to the current year's presentation.

Dollar amounts in thousands except per share data, unless otherwise noted

2. Merchandise Inventories

At June 26, 2002, inventories valued by the LIFO method would have been $215,873 higher ($220,411 higher at June 27, 2001) if they were stated at the lower of FIFO cost or market. If the FIFO method of inventory valuation had been used, reported earnings from continuing operations would have been $2,791, or $0.02 per diluted share, lower in fiscal 2002, $7,354, or $0.05 per diluted share, lower in fiscal 2001 and the loss from continuing operations would have been $9,283, or $0.06 per diluted share, lower in fiscal 2000.

3. Goodwill and Other Intangible Assets

At the beginning of fiscal 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under the provisions of SFAS 142, if an intangible asset is determined to have an indefinite useful life, it shall not be amortized until its useful life is determined to be no longer indefinite. An intangible asset that is not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill is not amortized but is tested for impairment, for each reporting unit, on an annual basis and between annual tests in certain circumstances. In accordance with the guidelines in SFAS 142, the Company determined it has one reporting unit.

During the quarter ended September 19, 2001, the Company performed its annual impairment review by comparing the Company's net book value including goodwill to the Company's market capitalization. No impairment adjustment was necessary.

Other intangible assets consist of a non-compete fee and the cost of purchasing pharmacy prescription files. Upon adoption of SFAS 142, the Company reassessed the useful lives of other intangible assets and determined the useful lives are appropriate in determining amortization expense. The balance, which is a component of other assets on the Consolidated Balance Sheets, as of June 26, 2002 is as follows:

	Other Intangible Assets
Other intangibles	$ 7,461
Less: Accumulated amortization	2,547
	$ 4,914

The effects of adoption of SFAS 142 on net earnings from continuing operations and earnings per share from continuing operations is as follows:

Continuing Operations

	June 26, 2002	June 27, 2001	June 28, 2000
Reported net earnings (loss)	$ 189,523	76,788	(213,380)
Goodwill amortization (net of tax)	-	1,954	2,507
Adjusted net earnings (loss)	$ 189,523	78,742	(210,873)
Adjusted basic earnings (loss)	$ 1.35	0.56	(1.45)
Adjusted diluted earnings (loss)	$ 1.35	0.56	(1.45)

Amortization expense for other intangible assets for fiscal year-end June 26, 2002, June 27, 2001 and June 28, 2000 was $1,201, $903 and $193, respectively. The estimated remaining amortization expense for each of the fiscal years subsequent to June 26, 2002 is as follows:

	Amortization Expense
For year-ended June 25, 2003	$ 1,206
For year-ended June 30, 2004	1,153
For year-ended June 29, 2005	1,099
For year-ended June 28, 2006	410
For year-ended June 27, 2007	103
Thereafter	943
	$ 4,914

Dollar amounts in thousands except per share data, unless otherwise noted

4. Property, Plant and Equipment

Property, plant and equipment consists of the following:

		2002	2001
Land	$	42,188	47,389
Buildings		176,125	189,178
Furniture, fixtures, machinery and equipment		1,943,693	2,234,384
Transportation equipment		121,322	132,669
Improvements to leased premises		499,009	500,445
Construction in progress		15,507	26,432
		2,797,844	3,130,497
Less: Accumulated depreciation		1,847,475	2,002,814
		950,369	1,127,683
Leased property under capital leases, less accumulated amortization of $36,287 ($34,833 in 2001)		16,383	18,971
Net property, plant and equipment	$	966,752	1,146,654

In fiscal 2002, the Company took a non-cash charge of $15,393 and $21,566 for impairment of long-lived assets related to the discontinued operations and continuing operations, respectively. In fiscal 2001, the Company incurred a non-cash charge of $43,277 due to losses on assets disposed of as a result of store retrofits. See Note 13 and Note 14 – Discontinued Operations and Restructuring and Other Non-recurring Charges.

5. Income Taxes

Income tax expense (benefit) consists of:

		Current	Deferred	Total
2002				
Federal	$	**60,951**	**(22,126)**	**38,825**
State		**11,812**	**(5,918)**	**5,894**
	$	**72,763**	**(28,044)**	**44,719**
2001				
Federal	$	(33,422)	58,508	25,086
State		1,416	1,829	3,245
	$	(32,006)	60,337	28,331
2000				
Federal	$	111,358	(182,074)	(70,716)
State		4,172	(6,972)	(2,800)
	$	115,530	(189,046)	(73,516)

Dollar amounts in thousands except per share data, unless otherwise noted

5. Income Taxes - *continued*

The following reconciles the expense (benefit) to the federal statutory income tax rate:

	2002	2001	2000
Federal statutory income tax rate	35.0 %	35.0 %	(35.0) %
State and local income taxes, net of federal income tax benefits	2.9	2.8	(0.6)
Tax credits	(1.4)	(4.0)	(0.9)
Company-owned life insurance (COLI)	-	2.8	9.6
Goodwill impairment	-	-	2.9
Other, net	(2.5)	1.9	(0.3)
	34.0 %	38.5 %	(24.3) %

The effective rate for fiscal 2002 reflects the tax benefit obtained from the discontinued operations. The effective tax rate for fiscal 2000 reflects the effects of certain restructuring expenses and COLI adjustments.

Components of net deferred tax assets

	2002	2001	2000
Deferred tax assets:			
Reserve for insurance claims and self-insurance	$ 82,504	82,092	79,039
Reserve for vacant store leases	72,496	21,511	38,308
Unearned promotional allowance	16,806	18,292	5,310
Reserve for accrued vacations	11,292	13,352	13,463
State net operating loss carry forwards	31,586	32,315	17,052
Excess of book over tax depreciation	64,335	10,150	12,032
Other comprehensive income	2,836	991	-
Excess of book over tax rent expense	857	997	956
Excess of book over tax retirement expense	23,773	21,046	19,452
Uniform capitalization of inventory	9,890	9,291	9,718
Restructuring costs	29,015	102,375	130,587
Other, net	66,872	50,701	52,730
Total gross deferred tax assets	412,262	363,113	378,647
Less: Valuation allowance	35,913	29,696	16,489
Net deferred tax assets	376,349	333,417	362,158
Deferred tax liabilities:			
Excess of tax over book depreciation	(85,111)	(84,640)	(46,308)
Undistributed earnings of the Bahamas subsidiary	(5,382)	(4,783)	(4,761)
Uniform capitalization of inventory	(527)	-	-
Other, net	(13,560)	(2,113)	(9,863)
Total gross deferred tax liabilities	(104,580)	(91,536)	(60,932)
Net deferred tax assets	$ 271,769	241,881	301,226

The Company believes the results of historical taxable income and the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

Dollar amounts in thousands except per share data, unless otherwise noted

5. Income Taxes - *continued*

The Company has established a reserve for taxes and interest related to company owned life insurance (COLI) since it received an unfavorable opinion in October 1999 and a computational decision on January 11, 2000 from the U.S. Tax Court. The Company held COLI policies and deducted interest on outstanding loans from March 1993 through December 1997. In the fall of 1996, Congress passed legislation phasing out such deductions over a three-year period. The Tax Court upheld the Internal Revenue Service's position that interest related to loans on broad-based, company owned life insurance policies in 1993 was not deductible for income tax purposes. The Eleventh Circuit Court of Appeals issued an opinion on June 28, 2001 affirming the Tax Court's decision and on September 28, 2001 denied the Company's petition for a rehearing. The Company filed a petition asking the United States Supreme Court to hear the matter on appeal. The United States Supreme Court denied this petition on April 15, 2002.

In the opinion of management, the United States Supreme Court's decision will not have any additional material adverse impact on the Company's financial condition or results of operations.

6. Debt:

	2002	2001
364-day $175,000 revolving credit facility due 2003; interest payable at LIBOR plus 2.50%	$ -	-
Five-year $200,000 revolving credit facility due 2006; interest payable at LIBOR plus 2.50%	-	-
Mortgage note payable with interest at 9.40% and monthly $22 principal and interest payments and 10.0% of principal paid annually each October	1,434	1,705
Six-year term loan due 2007; interest payable at LIBOR plus 2.75% and .25% of principal paid quarterly	246,000	400,000
8.875% senior notes due 2008; interest payable semiannually on April 1 and October 1	295,917	300,000
Total	543,351	701,705
Less current portion	2,739	4,291
Long-term portion	$ 540,612	697,414

On January 29, 2002, the Company prepaid $150.0 million on the six-year term loan and incurred an extraordinary charge of $3.8 million ($2.3 million net of tax) primarily for the write-off of unamortized debt issue cost associated with the early extinguishment of this debt. In addition, on July 29, 2002, the Company prepaid $100.0 million of the $246.0 million outstanding on the six-year term loan. The corresponding interest rate swap due to mature on March 29, 2003 was unwound.

As of June 26, 2002, the Company had $49.7 million in outstanding letters of credit used to support inventory purchases and insurance obligations. The debt facilities are secured by a first lien on essentially all of the Company's assets and are guaranteed by the capital stock of the Company's subsidiaries.

The Company has interest rate swap agreements which expire in one to two years on the six-year term loan and the senior notes. See Note 7 - Derivatives for further discussion of the Company's interest rate swap activity.

The Company's senior secured credit facility includes the 364-day, five year revolving credit facility and a six-year term note. The senior secured credit facilities and senior unsecured notes contain certain covenants as defined in the credit agreement and indenture, as amended. The Company was in compliance with these covenants at June 26, 2002.

As of June 26, 2002, the carrying amount of the Company's six-year term note approximates fair value. The carrying amount of the Company's senior notes is $295.9 million and the fair market value is $315.1 million.

Aggregate principal maturities on long-term debt and capitalized lease obligations for each of the twelve-month periods subsequent to June 26, 2002 are as follows:

	Long-term Debt
2003	$ 2,739
2004	2,736
2005	2,733
2006	2,730
2007	236,427
Thereafter	295,986
Total	$ 543,351

7. Derivatives

Cash Flow Hedge: The Company has outstanding a $246 million six-year term loan with a variable interest rate based on the one-month LIBOR. The Company utilizes derivative financial instruments to reduce its exposure to market risk from changes in interest rates. The instruments primarily used to mitigate the risk are interest rate swaps. The derivative instruments held on the $246 million six-year term loan are designated as highly effective cash flow hedges of interest rate risk on variable rate debt and, accordingly, the change in fair value of these instruments is recorded as a component of other comprehensive income.

The Company has entered into two interest rate swap agreements to hedge the interest rate risk associated with the $246 million outstanding in variable rate debt. The purpose of these swaps is to fix interest rates on variable rate debt and reduce certain exposures to interest rate fluctuation. At June 26, 2002, the Company had interest rate swaps with a notional amount of $250 million. The notional amounts do not represent a measure of exposure to the Company.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to these financial instruments. However, counterparties to these agreements are major financial institutions and the risk of loss due to nonperformance is considered by management to be minimal. The Company does not hold or issue interest rate swaps for trading purposes.

The maturities and interest rates on the interest rate swaps for the six-year term loan are shown in the following table. The Company will pay the counterparty interest at a fixed rate as noted and the counterparty will pay the Company interest at a variable rate equal to the one-month LIBOR (1.839% as of June 26, 2002).

Notional Amount (in thousands)		Maturity	Fixed Rate
$	150,000	March 29, 2003	4.81 %
	100,000	March 29, 2004	5.03 %
$	250,000		

The fair value of the Company's interest rate swaps is obtained from dealer quotes. These values represent the estimated amount the Company would receive or pay to terminate the agreement, taking into consideration the difference between the contract rate of interest and rates currently quoted for agreements of similar terms and maturities. At June 26, 2002, the fair value of the Company's interest rate swaps resulted in an unrealized loss of $7.6 million ($4.7 million after tax). The Company recorded the unrealized loss in accumulated other comprehensive income in shareholders' equity. During the next 12 months, the Company will incur interest expense, including the effect of interest rate swaps, at a weighted average rate of 7.65% on the $246 million outstanding in variable rate debt.

The Company measures effectiveness by the ability of interest rate swaps to offset cash flows associated with changes in the one-month LIBOR. To the extent that any of these contracts are not considered effective, any changes in fair value relating to the ineffective portion of these contracts are immediately recognized in income. However, all the contracts were effective during the period and no gain or loss was reported in earnings.

On July 26, 2002, the Company unwound the swap with a notional amount of $150.0 million and a maturity of March 29, 2003. The swap was unwound in conjunction with a $100.0 million pay down of the related debt on July 29, 2002.

Fair Value Hedge: In addition to the interest rate swaps for the six-year term loan, on February 20, 2002, the Company entered into interest rate swap agreements in which the Company effectively exchanged the $300 million fixed rate 8.875% interest on the senior notes for two variable rates in the notional amount of $200 and $100 million at six-month LIBOR plus 385 and 376 basis points, respectively. The variable interest rates, which are based on six-month LIBOR, are fixed semi-annually on the first day of April and October. The six-month LIBOR rate was 2.341% on April 1, 2002. The maturity dates of the interest rate swap agreements match those of the underlying debt.

In accordance with SFAS 133, the Company designated the interest rate swap agreements on the senior notes as perfectly effective fair value hedges and, accordingly, uses the short-cut method of evaluating effectiveness. As permitted by the short-cut method, the change in fair value of the interest rate swaps will be reflected in earnings and an equivalent amount will be reflected as a change in the carrying value of the swaps, with an offset to earnings. There is no ineffectiveness to be recorded. At June 26, 2002, the Company decreased the fair value of the 8.875% senior notes by $4.1 million and recorded the corresponding interest rate swap liability of $4.1 million in the other liabilities section of the Consolidated Balance Sheets.

The Company's objectives for entering into these swaps were to reduce the Company's exposure to changes in the fair value of the debt and to obtain variable rate financing at an attractive cost. The swaps effectively converted the fixed-rate debt to a floating rate. The agreement involves receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to these financial instruments. However, counterparties to these agreements are major financial institutions and the risk of loss due to nonperformance is considered by management to be minimal. The Company does not hold or issue interest rate swaps for trading purposes.

Dollar amounts in thousands except per share data, unless otherwise noted

8. Stock Compensation Plans

The Company has various stock option, stock purchase and incentive plans to reward employees and key executives of the Company. Under SFAS 123, discounts on stock purchase plans, the fair value of restricted stock and options at date of grant under the restricted stock plan and the key employee stock option plan are charged to compensation costs over the vesting or performance period.

Compensation cost charged against income was $4.5 million and $8.0 million in fiscal 2002 and 2001, respectively. Compensation costs resulted in income of $1.1 million in fiscal 2000. The primary reason for the income in fiscal 2000 was due to the reversal of compensation expense previously recognized for restricted stock that did not vest.

The per share weighted fair value of the stock options granted was $7.55, $3.09 and $6.62 for fiscal years 2002, 2001 and 2000, respectively. These amounts were estimated on the date of the grant using the Black-Scholes option pricing model under the following assumptions: risk-free interest rate of 6.2% for fiscal years 2002 and 2001 and 6.7% for fiscal year 2000; dividend yield of 3.9%, 7.0% and 5.4%, respectively; expected lives of 6.5 years for fiscal years 2002 and 2001 and 7.0 years for fiscal year 2000; and volatility of 35.1%, 34.0% and 38.0%, respectively.

(a) Stock Purchase Plan: The Company has a stock purchase plan in effect for associates. Under the terms of this Plan, the Company may grant options to purchase restricted shares of the Company's common stock at a price not less than the lesser of 85% of the fair market value at the date of grant or 85% of the fair market value at the time of exercise. There are 5,481,835 shares of the Company's common stock available for the grant of options under the Plan. Loans to associates for the purchase of the Company's common stock are reported in the consolidated financial statements as a reduction of Shareholders' Equity, rather than as a current asset. There are no loans outstanding at June 26, 2002 as compared to $1.9 million in loans outstanding at June 27, 2001.

(b) Restricted Stock Plan: The Company has a restricted stock plan. Under this plan, the Company may issue restricted shares of the Company's common stock to certain eligible key employees determined by the Company's compensation committee. The following table shows the number of shares issued, forfeited, vested and outstanding.

Restricted shares outstanding	Weighted Average Issue Price	Total	Number of shares			
			FY 2002	FY 2001	FY 2000	FY 1999
1999						
Issued	$ 41.12	252,097	-	-	-	252,097
Forfeited		239,389	6,987	169,263	18,592	44,547
Outstanding		12,708				
2000						
Issued	$ 25.75	239,030	-	-	239,030	-
Forfeited		131,910	3,952	34,834	93,124	-
Outstanding		107,120				
2001						
Issued	$ 15.22	103,992	828	103,164	-	-
Forfeited		7,257	5,065	2,192	-	-
Shares Vested		62,706	30,452	32,254	-	-
Outstanding		34,029				
2002						
Issued	$ 20.28	128,413	128,413	-	-	-
Forfeited		7,594	7,594	-	-	-
Shares Vested		27,008	27,008	-	-	-
Outstanding		93,811				
Shares outstanding, June 26, 2002		247,668				

Dollar amounts in thousands except per share data, unless otherwise noted

8. Stock Compensation Plans - *continued*

(b) Restricted Stock Plan, *continued*

The vesting of shares issued prior to January 2000 is contingent upon certain specified goals being attained over a three-year period. The shares issued after such date vest over time. Some of the shares issued vest one-third each year beginning with the third year from the date of issue, based on continued employment. Some of the shares issued vest one-third each year beginning on the first anniversary of the date of grant, based on continued employment. Other shares issued vest one-fifth each year beginning on the first anniversary date of the recipient's employment with the company, based on continued employment. At June 26, 2002, the Company had recorded $3.2 million of deferred compensation.

(c) Stock Option Plans: The Company has made shares of the Company's stock available for grant under stock plans described below.

1. Key Employee: Under the Company's Key Employee Stock Option Plan, 5,000,000 shares of the Company's common stock were made available for grant at an exercise price of no less than the market value at date of grant. Options granted under this plan prior to January 2000 are earned after three years if certain performance goals are attained. Options granted in or after January 2000 become exercisable over time. Some of these options vest over a three-year period with one-third of the options vesting each year beginning on June 15, 2001, if the employee remains employed by the Company in a key position. Other options vest over a five-year period with one-fifth of the options vesting each year beginning on the first anniversary date of the recipient's employment with the company, if the employee remains employed by the Company in a key position. The Company's compensation committee has the discretion under the plan to determine the eligible key employees, the exercise price and the vesting requirements, if any.

2. Retention and Attraction Program: As part of the Company's retention and attraction program, 1,200,000 shares of the Company's common stock were made available for grant to key employees beginning on January 28, 2000 at an exercise price equal to the Company's stock price at date of grant. Options granted as part of the program are earned over a five-year period, with one-fifth of the options vesting each year beginning on January 28, 2001 if the associate remains employed in his or her position.

3. CEO Stock Options: Pursuant to an employment agreement, the President and Chief Executive Officer of the Company received an option to purchase 500,000 shares of the Company's common stock at an exercise price of $27.00 per share. Currently all 500,000 of the options are exercisable.

4. Directors' Stock Plan: The Company has a stock plan for non-employee directors. Under this plan, the Company may issue stock or grant options for the purchase of the Company's common stock to eligible non-employee directors determined by the Company's Corporate Governance Committee. A total of 500,000 shares of the Company's common stock were made available for issuance and option grants. Stock options issued under the plan were exercisable immediately at an exercise price equal to the Company's stock price at the date of grant.

5. Options Outstanding: Changes in options during the years ended June 26, 2002, June 27, 2001 and June 28, 2000, were as follows:

Options Outstanding	*Number of Shares*	*Weighted Average Option Price Per Share*
Outstanding - June 30, 1999	437,435	$ 35.27
Granted	1,828,306	23.34
Exercised	(50,000)	22.44
Forfeited	(886,234)	27.43
Outstanding - June 28, 2000	1,329,507	24.57
Granted	977,158	14.71
Exercised	(5,000)	14.25
Forfeited	(74,574)	19.37
Outstanding - June 27, 2001	2,227,091	20.44
Granted	545,556	24.32
Exercised	(41,756)	15.45
Forfeited	(99,982)	18.97
Outstanding - June 26, 2002	**2,630,909**	**$ 21.38**
Exercisable - June 26, 2002	**1,502,902**	**$ 20.60**
Shares available for additional grant	**3,470,723**	

The following table sets forth information regarding options outstanding at June 26, 2002.

Options Exercisable

Range	*Number of Options*	*Weighted Average Exercise Price*	*Weighted Average Remaining Life (Years)*	*Number Currently Exercisable*	*Weighted Average Exercise Prices for Currently Exercisable*
$ 11.10 to 16.63	992,412	$ 14.59	5.0	630,182	$ 14.49
$ 17.00 to 21.31	527,784	19.87	7.4	222,299	19.89
$ 25.95 to 41.51	1,110,713	28.16	6.0	650,421	26.77
	2,630,909	**$ 21.38**	**5.9**	**1,502,902**	**$ 20.60**

Dollar amounts in thousands except per share data, unless otherwise noted

9. Leases

(a) Leasing Arrangements: There were 1,395 leases in effect on store locations and other properties at June 26, 2002. Of these 1,395 leases, 25 store leases and 3 warehouse and manufacturing facility leases are classified as capital leases. Substantially all store leases will expire during the next twenty years and the warehouse and manufacturing facility leases will expire during the next twenty-two years. However, in the normal course of business, it is expected that these leases will be renewed or replaced by leases on other properties.

The rental payments on substantially all store leases are based on a minimum rental plus a contingent rental, which is based on a percentage of the store's sales in excess of stipulated amounts. Most of the Company's leases contain renewal options for five-year periods at fixed rentals.

(b) Leases: Leased property under capital leases by major classes are:

	2002	2001
Store facilities	$ 36,948	38,082
Warehouses and manufacturing	15,722	15,722
	52,670	53,804
Less: Accumulated amortization	36,287	34,833
	$ 16,383	18,971

The following is a schedule by year of future minimum lease payments on open facilities under capital and operating leases, together with the present value of the net minimum lease payments as of June 26, 2002.

Future lease payments	Capital	Operating
Fiscal Year:		
2003	$ 7,139	338,741
2004	6,433	333,682
2005	5,876	324,189
2006	5,556	311,679
2007	4,933	299,402
Thereafter	16,552	2,604,924
Total minimum lease payments	46,489	4,212,617
Less: Amount representing estimated taxes, maintenance and insurance costs included in total minimum lease payments	813	
Net minimum lease payments	45,676	
Less: Amount representing interest	17,418	
Present value of net minimum lease payments	$ 28,258	

Rental payments and contingent rentals under operating leases are as follows:

	2002	2001	2000
Minimum rentals	$ 357,136	347,130	323,117
Contingent rentals	899	878	1,380
	$ 358,035	348,008	324,497

(c) Lease Liability on Closed Stores: The Company accrues for the obligation related to closed store locations based on the present value of expected future rental payments, net of sublease income. During the first quarter of fiscal 2002, the remaining reserve for restructuring expenses, which represented the present value of expected future rental payments on stores closed as part of the restructuring, was reclassified to accrued rent and lease liabilities on closed stores. The following amounts are included in accrued rent and lease liability on closed stores, as of June 26, 2002:

Lease liability on closed stores	Closed stores	Closed stores due to restructure	Total
Balance at June 27, 2001	$ 59,381	162,130	221,511
Additions/adjustments	102,437	19,857	122,294
Utilization	(35,736)	(43,683)	(79,419)
Balance at June 26, 2002	**$ 126,082**	**138,304**	**264,386**

An expense is recorded for the present value of expected future net rent payments in the year a store closes. The accrued balance at June 26, 2002 for stores that closed not related to the restructuring or discontinued operations is $53,681.

The additions/adjustments amount includes the addition of leases on closed locations in the Texas and Oklahoma operations of $74.7 million, additional leases added to the non-restructure accrual, the effect on earnings from the accretion of the present value of the expected future rental payments, and adjustments due to the settlement of certain existing leases. The utilization amounts include payments made for rent and related costs.

The current portion of the accrued balance at June 26, 2002 totals $83,602 and is included in accrued rent.

Dollar amounts in thousands except per share data, unless otherwise noted

10. Shareholders' Equity

During the second quarter of fiscal 2001, approximately 910,000 shares were purchased for cash and credit by associates under the Revised Winn-Dixie Stock Purchase Plan for Employees, for an aggregate value of $13.7 million. The total amount of cash received at the time of sale was $10.3 million, with the remainder to be paid by associates over 12 months beginning January 2001.

Comprehensive income differs from net income because of the change in the fair value of the Company's interest rate swaps in the current year and a reclassification adjustment of an unrealized gain on investments in the prior year. Comprehensive income (loss) was $83,923, $43,724 and $(231,964) for fiscal 2002, 2001 and 2000, respectively.

11. Commitments and Contingent Liabilities

(a) **Associate Benefit Programs:** The Company has a noncontributory, trusteed profit sharing retirement program and a contributory, trusteed 401(k) retirement program, which are in effect for eligible associates and may be amended or terminated at any time. Charges to earnings for contributions to the programs amounted to $9,751, $42,317 and $17,625 in 2002, 2001 and 2000, respectively.

(b) **Defined Benefit Plan Obligation:** The Company has a Management Security Plan (MSP), which is a non-qualified defined benefit plan providing disability, death and retirement benefits to 314 qualified active associates of the Company and 715 former participants. Total MSP cost charged to operations was $7,621, $6,686 and $6,104 in 2002, 2001 and 2000, respectively. The projected benefit obligation at June 26, 2002 was approximately $52,887. The effective discount rate used in determining the net periodic MSP cost was 8.0% for 2002, 2001 and 2000.

Life insurance policies, which are not considered MSP assets for liability accrual computations, were purchased to fund the MSP payments. These insurance policies are shown on the balance sheet at their cash surrender values, net of policy loans aggregating $238,502 and $224,593 at June 26, 2002 and June 27, 2001, respectively.

During fiscal 2002, the Company modified its contributory early retirement plan, which provides medical insurance to 1,118 qualified active participants. In fiscal 2002, $2.3 million was charged to earnings. The projected benefit obligation at June 26, 2002 was approximately $20.2 million and was recorded as a component of reserve for insurance claim and self-insurance. The Company has also recorded the related unrecognized transition asset of $19.7 million in other assets. The effective discount rate used in determining the net periodic retirement cost was 8.0% for 2002.

(c) **Supplemental Retirement Plan:** The Company has a deferred compensation Supplemental Retirement Plan in effect for eligible management associates. The Company recorded an asset and liability at June 26, 2002 and June 27, 2001 in the amount of $16.1 million and $16.6 million, respectively.

(d) **Litigation:** There are pending against the Company various claims and lawsuits arising in the normal course of business, including actions charging violations of certain civil rights and wage and hour laws and various proceedings arising under federal, state or local regulations protecting the environment.

Among the suits charging violations of certain civil rights and wage and hour laws, there are actions that purport to be class actions, and which allege sexual harassment, retaliation and/or a pattern and practice of race-based and gender-based discriminatory treatment of associates and applicants. The plaintiffs seek, among other relief, certification of the suits as proper class actions, declaratory judgment that the Company's practices are unlawful, back pay, front pay, benefits and other compensatory damages, punitive damages, injunctive relief and reimbursement of attorneys' fees and costs.

The Company is committed to full compliance with all applicable civil rights and wage and hour laws. Consistent with this commitment, the Company has firm and long-standing policies in place prohibiting discrimination, harassment, retaliation and wage and hour violations. The Company denies the allegations of the various complaints and is vigorously defending the actions.

While the ultimate outcome of litigation cannot be predicted with certainty, in the opinion of management, the ultimate resolution of these actions will not have a material adverse effect on the Company's financial condition or results of operations.

12. Related-Party Transactions

The Company retained the law firm Holland and Knight LLP for representation in various tax matters. A director of Winn-Dixie is currently and has been a partner of Holland and Knight LLP since April 2001. Holland and Knight LLP was paid an aggregate amount of $20 and $103 for its services rendered to the Company during fiscal years 2002 and 2001, respectively.

Dollar amounts in thousands except per share data, unless otherwise noted

13. Discontinued Operations

On May 6, 2002, the Company announced a formal plan to exit the Texas and Oklahoma operations, which consisted of 71 locations, a dairy plant and a distribution center in Texas and 5 locations in Oklahoma. In addition, seven leases were in effect on stores that were previously closed. The Company decided to exit these operations as a result of continued operational losses and reductions in market share. In accordance with SFAS 144, the Texas and Oklahoma operations are considered components of an entity, which requires the Company to disclose the exit as a discontinued operation.

At June 26, 2002, the Company had exited these operations, either by sale or abandonment. The Company sold 36 retail locations and the dairy plant to various unrelated buyers for total cash proceeds of $39,786, sublet two retail locations, terminated five leases and two leases will expire in early fiscal 2003. The sale resulted in a loss on long-lived assets of $7,238, or $0.05 per diluted share. The remaining 38 unsold locations were closed on or before June 26, 2002.

As a result of exiting the Texas and Oklahoma operations, the Company recorded a net loss from discontinued operations of $172.8 million ($100.3 million after tax benefit, or $0.71 per diluted share). The net loss from discontinued operations is comprised of a pretax loss from discontinued operations of $46.4 million and a pretax loss on disposal of discontinued operations of $126.4 million.

Gross revenues from discontinued operations were $608.5 million, $664.5 million and $693.4 million for fiscal years 2002, 2001 and 2000, respectively.

A summary of the accruals and loss on disposal of discontinued operations follows:

In accordance with SFAS 144, long-lived assets held for sale were tested for recoverability and adjusted to fair market value less cost to sell. During the fourth quarter of fiscal 2002, operating equipment in the closed locations was impaired resulting in a loss on disposal of discontinued operations in the Consolidated Statements of Operations in the amount of $15.4 million. The Company reviewed the previous sales of operating equipment, in conjunction with market price quotes received, to determine the fair value on long-lived assets classified as held for sale.

The Company has $15.9 million in held for sale assets relating to the exiting of the Texas and Oklahoma operations. The held for sale assets are reported in the prepaid expenses and other assets section of the Consolidated Balance Sheet. The held for sale assets consist mainly of land, land improvements, building, leasehold improvements and store and office equipment.

An employee termination cost of $8.5 million was recorded for severance of eligible associates. At June 26, 2002, employee termination costs of $5.3 million were included in accrued wages and salaries in the Consolidated Balance Sheets. The other location closing costs include inventory losses, asset disposal costs and travel expenses. At June 26,2002, other location closing costs of $3.7 million were included in accrued expenses.

The Company recorded $74.7 million in lease termination costs related to 36 leases in Texas. The lease termination costs were included in the loss on disposal of discontinued operations. At June 26, 2002, the Company had an accrued balance of $72.4 million in lease termination costs. The current portion of $24.5 million was included in accrued rent and the long-term portion of $47.9 million was included in lease liability on closed stores. See Note 9 - Leases for further discussion.

Discontinued operations disposal	*Employee Termination Costs*	*Lease Termination Costs*	*Other Location Closing Costs*	*Asset Impairment*	*Total*
Additions	$ 8,478	74,701	27,822	15,393	$ 126,394
Utilization	(3,178)	(2,300)	(24,088)	(15,393)	(44,959)
June 26, 2002	**$ 5,300**	**72,401**	**3,734**	**-**	**$ 81,435**

14. Restructuring and Other Non-recurring Charges

On April 20, 2000, the Board of Directors approved and the Company announced a major restructuring to improve the support of the retail stores and the Company's overall efficiency.

As a result of the restructuring, the Company recorded expenses of approximately $396 million ($256 million after tax or $1.76 per diluted share) in the fourth quarter of fiscal 2000 and charges totaling $147.2 million ($90.6 million after tax or $0.64 per diluted share) were recorded in fiscal year 2001.

The Company has a remaining balance for lease liability on closed stores in the amount of $137.9 million relating to the restructure in fiscal 2000.

During fiscal 2002, the Company tested several long-lived assets for recoverability. The Company recognized that the carrying amounts of these long-lived assets were not recoverable, based on the impairment test performed. For the assets that were determined to be impaired, the impairment charge was calculated to be the difference between the carrying value of the asset and their fair market value less cost to sell. An impairment charge of $21.6 million was charged to other operating and administrative expense in fiscal 2002. The assets impaired were primarily inactive store operating equipment. The Company reviewed the previous sales of store operating equipment, in conjunction with market price quotes received, to determine the fair value of the long-lived assets impaired.

The remaining net book value of $1.0 million for the long-lived assets that were impaired was classified as held for sale assets. The Company expects to dispose of these assets within a year.

Dollar amounts in thousands except per share data, unless otherwise noted

15. Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended June 26, 2002 and June 27, 2001:

Quarterly results

	Quarters Ended			
	Sept. 19 (12 Weeks)	Jan. 9 (16 Weeks)	April 3 (12 Weeks)	June 26 (12 Weeks)
2002				
Sales from continuing operations	$ 2,807,756	3,768,267	2,901,631	2,856,700
Gross profit on sales from continuing operations	$ 751,360	1,053,068	797,383	816,035
Net earnings from continuing operations	$ 31,065	51,986	53,682	52,791
Loss on discontinued operations	$ (8,654)	(9,887)	(7,086)	(74,721)
Extraordinary item, net of tax	$ -	-	(2,310)	-
Net earnings (loss)	$ 22,411	42,099	44,286	(21,930)
Basic earnings per share from continuing operations	$ 0.22	0.37	0.38	0.37
Basic net earnings (loss) per share	$ 0.16	0.30	0.32	(0.16)
Diluted earnings per share from continuing operations	$ 0.22	0.37	0.38	0.37
Diluted net earnings (loss) per share	$ 0.16	0.30	0.31	(0.16)
Net LIFO charge (credit)	$ 1,845	2,460	923	(8,018)
Net LIFO charge (credit) per diluted share	$ 0.01	0.02	0.01	(0.06)
Dividends per share	$ 0.170	0.085	0.050	0.050
Market price range	$ 26.13-19.63	19.78-10.50	17.36-11.91	20.26-15.71

	Quarters Ended			
	Sept. 20 (12 Weeks)	Jan. 10 (16 Weeks)	April 4 (12 Weeks)	June 27 (12 Weeks)
2001				
Sales from continuing operations	$ 2,785,835	3,745,261	2,866,478	2,841,300
Gross profit on sales from continuing operations	$ 712,640	1,012,614	778,342	793,235
Net earnings from continuing operations	$ 17,356	21,615	18,601	19,215
Loss on discontinued operations	$ (7,943)	(9,446)	(7,877)	(6,210)
Net earnings	$ 9,413	12,169	10,724	13,005
Basic earnings per share from continuing operations	$ 0.12	0.15	0.13	0.14
Basic net earnings per share	$ 0.07	0.09	0.08	0.09
Diluted earnings per share from continuing operations	$ 0.12	0.15	0.13	0.14
Diluted net earnings per share	$ 0.07	0.09	0.08	0.09
Net LIFO charge (credit)	$ 1,845	2,460	1,845	(13,504)
Net LIFO charge (credit) per diluted share	$ 0.01	0.02	0.01	(0.10)
Dividends per share	$ 0.170	0.340	0.255	0.255
Market price range	$ 15.44-13.44	23.13-13.56	30.35-16.88	33.12-25.01

Dollar amounts in thousands except per share data, unless otherwise noted

15. Quarterly Results of Operations (Unaudited), ***continued***

During 2002 and 2001, the fourth quarter results reflect a change from the estimate of inflation used in the calculation of LIFO inventory to the actual rate experienced by the Company of 1.0% to (0.3)% and 1.0% to (0.8)%, respectively.

Fourth Quarter Results of Operations

	June 26, 2002 12 Weeks	June 27, 2001 12 Weeks
Net sales	$ 2,856,700	2,841,300
Cost of sales, including warehouse and delivery expenses	2,040,665	2,048,065
Gross profit on sales	816,035	793,235
Other operating and administrative expenses	720,111	690,727
Restructuring and other non-recurring charges	-	56,497
Operating income	95,924	46,011
Interest expense, net	10,087	14,802
Earnings from continuing operations before income taxes	85,837	31,209
Income taxes	33,046	11,994
Net earnings from continuing operations	52,791	19,215
Discontinued operations:		
Loss from discontinued operations	(4,763)	(10,097)
Loss on disposal of discontinued operations	(126,394)	-
Income tax benefit	(56,436)	(3,887)
Loss from discontinued operations	(74,721)	(6,210)
Net (loss) earnings	$ (21,930)	13,005

Shareholder Communications
Please address any inquiries or comments to:

EquiServe Trust Company, N. A.
Transfer Agent and Registrar
Winn-Dixie Stores, Inc.
P.O. Box 43069
Providence, Rhode Island 02940-3069

Toll-Free Number:	1-888-U-CALL-WD (1-888-822-5593)
For Hearing Impaired:	1-201-222-4955
Internet Address:	www.equiserve.com

or
Shareholder Relations
Winn-Dixie Stores, Inc.
P.O. Box B
Jacksonville, Florida 32203-0297

The Company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained by any shareholder, free of charge, upon written request to the Company or can be retrieved through Winn-Dixie's website.

Stock Market Listing
New York Stock Exchange
Symbol: WIN

Annual Shareholders' Meeting
You are cordially invited to attend the meeting to be held Wednesday, October 9, 2002, 9:00 a.m., at the headquarters office of the Company at 5050 Edgewood Court, Jacksonville, Florida.

Formal notice of the meeting, a proxy and proxy statement are being mailed to shareholders who are of record as of the close of business on August 1, 2002.

Corporate Headquarters
Winn-Dixie Stores, Inc.
P.O. Box B
Jacksonville, Florida 32203-0297
Internet Address: www.winn-dixie.com

Transfer Agent and Registrar
EquiServe Trust Company, N. A.
P.O. Box 43069
Providence, Rhode Island 02940-3069

Independent Auditors
KPMG LLP
Jacksonville, Florida

Dividend Reinvestment
The Company's Dividend Reinvestment Plan allows our shareholders who own at least 10 shares in certificate form to reinvest dividends on Winn-Dixie common stock automatically, without service charges or brokerage fees. Participating shareholders may also supplement the amount invested with voluntary cash investments on the same cost-free basis. Approximately 69% of the Company's shareholders participate in the Dividend Reinvestment Plan. More information may be obtained by contacting EquiServe Trust Company, N. A.

Direct Deposit
The Company offers direct deposit of dividends to our shareholders. More information may be obtained by contacting EquiServe Trust Company, N. A.

You can help us save significant printing and mailing expenses by consenting to receive the proxy statement, proxy card and annual report electronically via the Internet. You can consent to receive next year's proxy materials and annual report by following the instructions set forth at the website http://www.econsent.com/win. If you choose to receive your proxy materials and annual report electronically, then prior to next year's shareholder meeting, you will receive email notification when the proxy materials and annual report are available for on-line review over the Internet. Your choice for electronic distribution will remain in effect for all future shareholder meetings unless you revoke it prior to the meeting by following the instructions set forth in the website http://www.econsent.com/win. If you elect to access these materials via the Internet, you can still request paper copies by contacting your brokerage firm, bank or EquiServe.

OPERATING AREA
Total Stores - 1,073


INDIANA
OHIO
KENTUCKY
VIRGINIA
28
NORTH CAROLINA
106
TENNESSEE
SOUTH CAROLINA
61
ALABAMA
118
GEORGIA
95
MISSISSIPPI
69
LOUISIANA
80
FLORIDA
434
BAHAMAS
12